Exhibit 21

Subsidiaries of the Company

Name	State or other jurisdiction of incorporation
NewStar CP Funding, LLC	Delaware

NewStar Short-Term Funding, LLC	Delaware

NewStar Warehouse Funding 2005, LLC	Delaware

NewStar Structured Finance Opportunities, LLC	Delaware

NewStar Trust 2005-1	Delaware

NewStar Commercial Loan Trust 2006-1	Delaware

NewStar Financial California, LLC	Delaware

NewStar Securities Corporation, Inc (f/k/a NewStar Repo Funding, Inc.)	Massachusetts